Filed by Quad/Graphics, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: World Color Press Inc.
Commission File No. 001-14118
Investor Call Transcript
Event Date/Time: January 26, 2010/10:00AM EST
OPERATOR: Good morning ladies and gentlemen. Thank you for standing by. Welcome to the Worldcolor conference call. During today’s presentation all parties will be in a listen only mode. Following the presentation the conference call will be open for questions. If you have a question please press the star key followed by the one on your touchtone phone. Please press the star zero for operator assistance at any time. For participants using speaker equipment it may be necessary to pick up your handset before making your selection.
This conference call is being recorded today, January 26, 2010. I would like to turn the conference over to your host Tony Ross, Vice President of Communications of Worldcolor. Please go ahead sir.
TONY ROSS: Thank you Sarah and good morning everyone. With me today are Mark Angelson, Worldcolor’s Chairman and Chief Executive Officer, Joel Quadracci, Quad/Graphics’ Chairman, President and Chief Executive Officer and John Fowler, Senior Vice President and Chief Financial Officer of Quad/Graphics. Mark and Joel will discuss the strategic rationale and the merits of the transaction. Upon completion of their remarks we will open up the call to your questions.
We’ve posted on the Worldcolor website in the investor section a copy of the presentation that accompanies this call. Before I turn the call over to Mark I would like to remind you that this call is being webcast and forward looking statements are subject to safe harbor provisions. Telephonic and webcast replays will be available later today. You can find the details for both on our website at www.worldcolor.com.

With that let me turn the call over to Mark.
MARK ANGELSON: Thank you Tony and thank you everyone for joining our call this morning. We’re here to discuss a transaction of truly historic significance in our industry. It is the most compelling transaction with which I have been associated and is the occasion to pass the torch of leadership to a new generation in our industry.
The Worldcolor team and I have come to know Joel, his management team and Quad/Graphics very well over the recent months. I am literally delighted at the prospect of Worldcolor having this unique opportunity to become part of the most nimble, the most technologically advanced, the most efficient and the most well run business in commercial print.
I consider Joel and his leadership team to be among the best and brightest executives anywhere and they have built Quad/Graphics into a company with the industry’s top technology, top automation, robotics and customer service.
This transaction will allow our customers to benefit from working with a printer that is highly attuned and best able to be responsive to their evolving needs in today’s multi-channel media world. This transaction will allow most of our employees to work for a more efficient company better positioned to win in a dynamic and competitive industry. This combination will allow our shareholders to have ownership in a company with industry-leading margins and growth prospects while benefiting from the enhanced liquidity that we expect will result from this transaction and concurrent public listing by Quad/Graphics.
Print now is increasingly digital and complementary to online media. And digital media as you know will play an increasingly vital role in commerce and in our day-to-day lives. That is where the future lies and the future is now. Companies with solid balance sheets, strong cash flows and the most innovative products and services that reduce costs and help customers capitalize on digital media will thrive in this new environment.

Quad/Graphics is such a company. Combining with Worldcolor will ensure that Quad/Graphics will be best positioned to compete and to win. It will bring together two companies with talented and dedicated employees, complementary operations and a commitment to innovation and doing what’s best for customers. Customer demands in our multi-channel media world are many and challenging. And Quad/Graphics has demonstrated that it understands what it takes to grow and succeed as a commercial printer in this environment.
Quad has proven its ability to build a world class and highly efficient operating platform, to attract and retain talented and dedicated employees and continuously to improve their product and service offerings to the benefit of customers and all their stakeholders. The addition of Worldcolor will allow Quad/Graphics to add new products and services, enter new geographies, serve the magazine, catalogue, retail insert, book, directory, direct mail, logistics and pre-media product and service segments and enhance its standing as one of the leading commercial printers in the world.
The combined company also will have increased operational scope and industry leading technology. And importantly it will offer customers a more comprehensive range of services and revenue generating solutions and increased manufacturing and distribution flexibility. The economics of this combination are compelling. Quad/Graphics management expects the transition to generate approximately $225 million in net annualized cost synergies – I think maybe a touch more – within 24 months and more than a billion dollars in new equity value.
Obviously we anticipate that the transaction will be accretive to the earnings of the combined enterprise. The new Quad/Graphics will benefit from a strong pro forma credit profile with a healthy balance sheet, solid free cash flow generation, enhanced liquidity and lower future capital requirements.
When I joined Worldcolor last year frankly I didn’t know exactly what to expect. I knew that the Worldcolor employees had distinguished themselves over many years through their commitment and ability to perform in challenging times. But I had literally no idea how many world class manager and employees had stayed with this company through thick and thin. I am pleased to recognize them this morning for their hard work and loyalty and to afford them this opportunity to join an enterprise that I believe will be the best home they possibly could have.
Quad/Graphics and Worldcolor together will be a great team, well positioned to succeed for the long term that will create new opportunities for customers, new opportunities for employees and new opportunities for shareholders. With that it is my great privilege to turn the call over to Joel Quadracci, Chairman, President and Chief Executive Officer of Quad/Graphics.
JOEL QUADRACCI: Thank you Mark and good morning everybody. John Fowler, my CFO, and I are pleased to be here today and to have the opportunity to address Worldcolor’s shareholders. This is a transformational event for Quad/Graphics and we are excited about the opportunities our acquisition of Worldcolor will present our customers, shareholders and employees.
First and foremost the acquisition will enable us to expand the future of print. What I mean by this is that too often people think it’s an either/or world in terms of print and the digital medias that the world has emerged. The reality is that print drives consumers to digital media and is a vital component of our multi-channel media world. There are many multi-channel companies who recognize the value of print to deliver their online offering. And recently there were stories such as Zappos, which was a dot com company using a catalogue to drive their sales as well as eBay.
Quad/Graphics has come a long way since our inception in the early 1970s. We have accomplished a lot during a period in which technology in the printing industry was rapidly changing. As a result we have developed an unmatched expertise in running operations and staying on top of and utilizing the latest technological advances.
We create and exploit efficiency, deploy technology, implement automation and ensure that our platform best benefits our customers. We now are ready to take the next step in our development and that we believe will best allow us to move forward and continue to succeed over the long term and to provide customers with the most efficient and flexible offering in the industry.

Worldcolor is a company whose employees are talented print professionals. Their commitments to customers is much the same as ours and we look forward to welcoming most of them into the Quad family. As you can imagine our Board of Directors, our senior most managers and certainly my family and I spent a great deal of time and effort carefully considering and analyzing this transaction. In the end we decided that the acquisition of Worldcolor is the best decision for our company moving forward and it was not even a close call.
We also decided that the best way to consummate this combination with the lowest level of risk is through a largely share-based transaction. We believe that this combination will generate meaningful cash flow that will allow us to pay down debt relatively quickly. This is prudent from a balance sheet perspective and we think is in the best interests of all of our stakeholders.
For this reason we play to become a publicly traded company concurrent with the closing of the transaction. We believe this public status will provide us with an additional competitive advantage by way of added incentives for our employees and a new currency with which to capitalize on opportunities as they present themselves. We intend to register our shares with the SEC and proceed with a listing on a leading US exchange in due course.
To be absolutely clear for the foreseeable future we will focused on customers and making this combination work. We long have stated that our private status meant that we could manage for today but also for the long term. At the same time we’ve always run Quad/Graphics like a public company with public company controls and operations in place. We will continue to run our company as we always have with a focus on the long term and with the values that have made us successful since our founding.
I’d like to finish by saying how pleased I am that Mark will serve on our Board of Directors and chair the board’s committee on integration and consolidation. He has a long tenure in public company management and an unmatched record of success in leading consolidations in our industry. He also has a well established track record of creating value for public company shareholders. His experience and expertise will be invaluable as we integrate these two great companies and build a strong future.
So back to you Mark.
MARK ANGELSON: Joel thank you very much. Ladies and gentlemen in addition to Joel and John Fowler, the Chief Financial Officer of Quad/Graphics, we’re also joined this morning by several of our advisors, Joe Frumkin of Sullivan & Cromwell, Bill Strong, Vice Chairman of Morgan Stanley. This is a complicated transaction and we want to make sure that you understand it as well as is possible under these circumstances.
Bill could I call on you please to just walk through the deal?
BILL STRONG: Yes, Mark, thanks. First, Quad/Graphics, as everyone knows, is a privately held company. Quad/Graphics is effectively acquiring Worldcolor for substantially common stock with a possibility of a small amount of cash. So as Joel said, Quad/Graphics will have to register its Class A common shares on a leading US exchange. We’ll do that via an S-4, which we would expect to be filed as soon as practical.
At closing each Worldcolor common share is going to be converted after a series of steps via a share exchange ratio into Class A common shares. Now I say at closing, that’s really the key phrase because we cannot determine the share exchange ratio really until just prior to closing. That is because we have to first find out how many of the convertible preferred shares will convert into Worldcolor common. We expect most of them will convert as the conversion is $8.00 US per share. But there are also two series of warrants that were issued that total about 21.4 million common shares that could become exercisable depending upon where the Worldcolor common stock price trades between now and closing and based upon other formula that are existing in the warrant indenture that was filed in July of 2009, which you can see.
So depending upon the number of shares that come out of the convertible, the number of warrants that are exercised pursuant to their terms. We will then determine a share exchange ratio whereby 40 percent of the common shares of the combined company will go to Worldcolor common shareholders and 60 percent ownership of the combined company will go to Quad/Graphics existing shareholders. They will simply hold onto their existing shares.
The Class A common shares, which the Worldcolor shareholders will receive, will have one vote per share. And again, as I mentioned, those are the ones that will be traded on a leading US exchange where the liquidity will exist for the shares. Class B and Class C common shares of Quad/Graphics that are currently outstanding will be high voting shares and the Harry Quadracci family will continue to control the company by virtue of its ownership of the Class B common shares.
Importantly any future dividend or consideration received is required to be distributed pro rata regardless of share class. At closing $140 million of cash is going to be distributed to Quad/Graphics common shareholders who hold shares prior to the closing. At the same time there’ll be made available $93.3 million of cash for Worldcolor to fund redemptions of various securities. I talked about the warrants earlier. There are circumstances under which the warrants could be redeemed for cash, again depending upon what happens between now and closing. And the cash is also needed to retire other restricted stock units and deferred share units as well.
Importantly if there’s any cash remaining from that $93.3 million after using it to fund those redemptions as I mentioned, that remaining amount of cash, if any, would be distributed pro rata to the Worldcolor common shareholders at closing. Importantly there is no financing condition on this transaction. There’s approximately $1.2 billion of financing that’s been committed. Those commitment papers have been signed; there are customary terms and conditions in those documents. And again, there is no financing condition precedent to this transaction closing.
As Joel and Mark alluded to, subject to customary regulatory approvals and shareholder approval for both parties this transaction is expected to close in the second or third quarter of 2010. Now importantly Quad/Graphics shares having majority vote are subject to a voting agreement in support of the proposed transaction. With that Mark I’ll stop, see if there are any questions at the right point.

MARK ANGELSON: Thank you Bill, thank you very much. Operator we’re going to take questions if you have any. And you can address them to me or to anyone on the call.
OPERATOR: Thank you sir. We will now begin the question and answer session. As a reminder if you have a question please push the star followed by the one on your touchtone phone. If you would like to withdraw your question please push the star followed by the two. If you’re using speaker equipment you may need to lift your handset before making your selection.
Our first question comes from Scott Cuthbertson from TD Newcrest. Please go ahead with your question.
SCOTT CUTHERTBERTSON: Thanks very much and good morning. I’ve got a few questions. Just wondered, our projections indicate that Worldcolor could generate EBITDA of about $380 million this year. And that looks a bit above what Quad is generating, at least on an LTM basis. Just wondered if you could help us to understand how you came up with the pro forma ownership of 40 percent for Worldcolor shareholders and 60 percent for Quad?
MARK ANGELSON: Repeat the numbers that you used again please sir.
SCOTT CUTHERTBERTSON: Well we have projections for Worldcolor Press for fiscal 2010 EBITDA. Our projection is $380 million. And that appears to be, you know, a larger number than the information we have for Quad. So just wondered how you guys came up with the valuation split here.
MARK ANGELSON: Okay. Forgive me, that’s what I thought you said. I don’t know where you got your projections, they’re not ours. I can assure you that the 60-40 valuation is fair to the shareholders of both companies. I can tell you, speaking for the board and the shareholders of Worldcolor that we are delighted with the value that we will be receiving from this transaction. And any suggestion that it should have been the other way around is, with the greatest of respect, just not correct.

SCOTT CUTHERTBERTSON: I didn’t mean to suggest that. I just wondering how the split was arrived at.
MARK ANGELSON: What you should... If you read the history of the merger section in the S-4 that will be filed shortly, it will all be laid out there for you.
SCOTT CUTHERTBERTSON: Okay, thank you. And I wonder if we could talk a little bit about the synergies. I wondered if there’s any integration costs that’ll be necessary to achieve those synergies and also just, you know, how much of the $225 million in combined synergies are incremental to the already... you know, to the synergies which you were in the midst of realizing at Worldcolor?
MARK ANGELSON: Okay, well remember synergies come from combinations. So we weren’t in the midst of achieving synergies, we were in the midst of achieving cost savings. Those are incremental, number one. Number two, Joel Quadracci, whom I’ve come to know very well over a period of time, is not in the business of mentioning numbers that he’s not reasonably confident that he can deliver. I find Joel’s number to be a touch conservative but I’m not going to be the Chairman, President and CEO of the new company and so we’re going to stay with that number for now.
I believe that the number will be somewhat higher and that the cost to achieve will be somewhat lower than Joel does. But I can tell you that there are three parties to this transaction. There’s Quad/Graphics, there’s Worldcolor and there are these beautiful synergies. And that’s what makes this so compelling. Thank you very much.
SCOTT CUTHERTBERTSON: Thank you.
OPERATOR: Thank you. Our next question comes from Nilesh Manbhare from RBS. Please go ahead with your question.

KEN SILVER: Hi, it’s Ken Silver from the Royal Bank of Scotland ,good morning. Congratulations on your transaction.
MARK ANGELSON: [OVERLAPPING] Hi Ken. Congratulations to you.
KEN SILVER: Thanks. I may have missed this but I guess what is the purchase price?
MARK ANGELSON: That’s a very good question. This is, again this is a complicated transaction. We don’t know exactly what the purchase price is. The Wall Street Journal I can tell you estimated it this morning at $1.4 billion, give or take. But we’re not going to know until we see how the shares trade between now and the closing.
KEN SILVER: Okay.
MARK ANGELSON: And then we’ll know. But if you think of this as a transaction about the synergies you’ll absolutely positively get it right.
KEN SILVER: And you’re saying you don’t know because the new stock isn’t listed yet?
MARK ANGELSON: That’s correct.
KEN SILVER: Okay, fair enough. Now whatever number was reported in the Journal, did that include assumed debt?
MARK ANGELSON: Absolutely not.
KEN SILVER: Okay. So that... you’d add some debt to that. Okay.
MARK ANGELSON: Yeah, I mean the Journal reported a number that was something like 5.25 billion. But again, that’s the Journal’s number. It’s not our number.

KEN SILVER: Do you have an estimated –
MARK ANGELSON: [OVERLAPPING] Focus on the synergies.
KEN SILVER: Do you have any estimated pre-synergies EBITDA multiple?
MARK ANGELSON: You know, we don’t.
KEN SILVER: [UNINTEL – OVERLAPPING]
MARK ANGELSON: We absolutely don’t. There are public comps available to you.
KEN SILVER: Sure.
MARK ANGELSON: And I would suggest that you look at them. I would also call your attention to the fact that Quad/Graphics has dramatically higher EBITDA margins than we do and I believe dramatically higher than the industry average. In fact, just generally dramatically high. But, you know, we’ll see what the markets do about valuing that and providing a multiple.
KEN SILVER: One question on the synergies and you may have written this in your presentation. Does it involve capacity reductions?
MARK ANGELSON: You know, we’re not going get into kind of where the synergies are coming from at this point. But let’s just say I’ve been to this movie before on multiple occasions, this is the most compelling combination that I’ve seen from the outside looking in. There certainly will be substantial opportunities in procurement and in lots of other places.
KEN SILVER: Okay, great, thank you.
MARK ANGELSON: Thank you very much for your questions. Operator next question please.

OPERATOR: Thank you. Our next question comes from Hal Holden from Barclay’s Capital. Please go ahead with your question. Mr. Hal Holden.
HAL HOLDEN: Sorry, yeah, sorry about that. I have two questions. The first one relates to, you know, obviously you’re going to have a strong balance sheet. I was wondering if you’d given any thought to target leverage of where you would deliver to and if you’d talked to the rating agencies about potential target ratings post transaction? Second question is Mark I was hoping you could just walk us through the puts and takes about why this transaction is more attractive than the R.R. Donnelley one last year.
MARK ANGELSON: I’m going to ask John Fowler, the Chief Financial Officer of Quad/Graphics to address the first part of your question and I’ll take the second one.
JOHN FOWLER: We will commence the process with the rating agencies in about two to three weeks and go through that process for the rating of the debt so there’s been no conversations. Historically the target leverage ratio for Quad/Graphics has been 2.0 on a funded debt to EBITDA basis.
MARK ANGELSON: If you would ask me the second half of your question again I’d be happy to try to address it.
HAL HOLDEN: I was just wondering if you could compare why or just outline why this transaction was more attractive for Worldcolor than the RR Donnelly one from last year?
MARK ANGELSON: Well I didn’t say it was more attractive than the RR Donnelly one from last year, although it is. Gosh, where do I begin? The opportunity that our shareholders and our employees will have in becoming associated with Quad/Graphics is literally... it’s just... You know, Quad’s been private company, there’s not so much out there on it so you’re going to have to get to know them a little bit.

But they’re just the most efficient, the most technologically sophisticated, the most automated, the most forward thinking company in the industry in my view. This transaction also is entirely friendly. And Joel, could you talk just a little bit about Quad/Graphics and why I find this kind of so attractive?
JOEL QUADRACCI: Well as a private company and as a company that’s really built itself from Greenfield Grove, we’ve had an incredible amount of investment in our technology which has led to our industry leading margins. And we’ve always maintained that sort of long-term approach that in order to maintain those margins that you have to make the right investments. And as Mark got to know us I think he and I both saw the opportunity to spread that approach into the Worldcolor platform on a go forward basis on into the future.
HAL HOLDEN: Thank you. One follow up. Would you mind giving us the terms of the committed financing?
MARK ANGELSON: John Fowler, is there anything you want to say about that? I don’t think we’ve said anything publicly yet.
JOHN FOWLER: Yeah, it’s 1.2 billion, a billion fifty was committed by JP Morgan and 150 million by US Bank. It’s committed in the form of a 400 million cash flow revolver and an 800 million term loan B. As soon as we complete the ratings process we would expect to start the syndication and marketing process on both the revolver and the term loan B with the intention of our target date is being complete by the end of the March with the final financing.
And as Bill indicated, it’s fully committed without conditions precedent other than what’s normal within the acquisition agreement.
HAL HOLDEN: Okay, thank you very much.
MARK ANGELSON: Thank you for your questions. Next question please operator?

OPERATOR: Thank you. Our next question comes from Craig Cooper from Access 342. Please go ahead with your question.
MARK ANGELSON: Hey Craig. Long time, no hear.
CRAIG COOPER: Yes, good morning Mark, good morning. A couple of questions. Just curious, how long has this transaction been in the works for, the first question. And secondly, can you just give us a sense of how much market share in your key markets, your long-run print markets here in the US you think the combined company has?
MARK ANGELSON: Okay, I’m going answer the first half and ask you to repeat the second half. Joel Quadracci and I first had lunch together to discuss matters of mutual interest on August 11th. And this thing took a few twists and few turns. I can tell you that Joel didn’t sort of embrace me and say Mark I was hoping that you’d call, I’d always wanted to be a public company. But – how shall I say – the Quad due diligence is by fair measure the most thorough, the most exhausting, the most exhaustive to which I’ve been exposed in my years of doing deals.
And so I think that’s the answer to the first half of your question. Craig would you ask the second half again please?
CRAIG COOPER: Yeah, I was just wondering if you could just let us know what you think the combined market shares are for your large print market share in the US, the long run?
MARK ANGELSON: That one’s easy. I think that the print market – and please don’t hold me to these precise numbers – is about $160 billion, give or take. I think that there’s a company that’s larger than we are that has about $9 and $10 billion in revenues. This combined entity is projected to have very roughly $5 billion. So I mean I think there’s a long way to go before this highly fragmented industry has any concerns about any of that.

CRAIG COOPER: But then when you break it down Mark further just looking at the magazine catalogue retail area, for example, those long-run print areas, what do you think your combined market share is there?
MARK ANGELSON: First of all that’s not a market, it’s a segment. Second of all, you know, there are lots of players out there. There’s one in Chicago, there’s one that’s owned by German company and there are just lots of players, substantial double digit number of players who participate in that space. We don’t have numbers for share in that segment Craig.
CRAIG COOPER: Very good, thank you.
MARK ANGELSON: Thanks a lot. Good to hear your voice.
CRAIG COOPER: And vice versa.
OPERATOR: Thank you. Our next question call from Adam Shine from National Bank Financial. Please go ahead with your question.
MARK ANGELSON: Good morning Adam.
ADAM SHINE: Good morning, thanks a lot and obviously congratulations to both of you and your teams on this transaction.
MARK ANGELSON: [OVERLAPPING] Thank you.
ADAM SHINE: Having said that and Mark you alluded to the fact obviously that, you know, the discussions began with Joel back in August, you know, even prior to you coming out of the bankruptcy. But –
MARK ANGELSON: [OVERLAPPING] That’s not... Forgive me, Adam, that’s not correct. Quebecor World emerged from bankruptcy on July 21st.

ADAM SHINE: I apologize. Okay the – okay, correct. I think the listing, etc. materialized soon after. In terms of just the process, was there any context where you might have communicated or spoken with RR Donnelly or anyone else or was this really a one track discussion?
MARK ANGELSON: I can assure you that the directors of this company were meticulous in the discharge of their fiduciary duties about exploring alternatives to this transaction including the stand-alone alternative to this transaction and conversations with others. Again I would refer you to the history of the merger section in the forthcoming S-4 for a more fulsome disclosure of that information.
ADAM SHINE: And if I may, just following up on one of the earlier questions. Just notwithstanding the fact that there’s still some pieces of the puzzle that have yet to be resolved subject to how some of the moving parts go in regards to pricing on some of the warrants I guess and some of the convertibles, but is there a way to give us, you know, just given status quo where the pricing is currently, what the parameters of the multiple might be for this transaction?
MARK ANGELSON: You know, there really just isn’t.
ADAM SHINE: Okay.
MARK ANGELSON: Again, as I said earlier – okay – if you look at this as a two-party transaction you will miss the most important part of this. Keep you eye on those synergies. That’s what this is about. Keep your eye on Quad’s historic multiple because that’s what this is about. And I mean I’m – how shall I – I’ve got a great big grin on my face on behalf of our shareholders and on behalf of Quad’s shareholders.
JOEL QUADRACCI: [OVERLAPPING] Absolutely.
MARK ANGELSON: This is... it’s a good deal.

ADAM SHINE: No look, I think we can all sense your grin. [LAUGHS] It’s coming through very clearly on this call. But I think what you’re alluding to is really the sort of post facto dynamic once the new company emerges as a new listing as compared to what some of us here on the call are trying to drive at in regards to, you know, what the parameters might be initially – right – in regards to what exactly Worldcolor shareholders are getting. And I guess... Are we going to get any of that in regards to the upcoming filing or not necessarily?
MARK ANGELSON: Again, I would urge you to read the S-4. That will give you a really fulsome view on Quad’s historical performance and on all of their financial reporting and basically everything that’s available. There will be I would assume pro forma numbers in the S-4. This is going to be a fulsome public SEC document. And as I said, there’s some complexities to this and I’m sorry that we can’t just file the S-4 today and have it all there. But I’m confident that when you see it you’ll like it.
ADAM SHINE: Okay. And just to clarify in terms of timing. So the S-4 is not coming out today, we’ll get perhaps later this week?
MARK ANGELSON: No, I don’t think so. I can’t speak for Quad for when it will be filed. You know, my guess is that it will be filed sometime in the next month or so. But I just... you know, there’s... We’ve got a lot of moving pieces here. You know, we’ve been a little busy. I’m actually hoping that for the first time in a long time Mr. Fowler will take a day off before he turns his attention to the S-4.
Bill Strong from Morgan Stanley, would you like to speak to this?
BILL STRONG: Maybe just one. There are number of ways to value a company, of course, but on the document that is on the Worldcolor website that was posted at the beginning of this call you’ll see that there are EBITDA numbers, debt numbers. And so you could begin – and again, there’ll be more information in the S-4 and it’ll be more helpful to you – but as a starting point you could think about adding the EBITDAs together, adding the synergies together, deciding on a multiple that you think is appropriate given the margins that Quad has historically produced, draw your own conclusions about that, subtract the debt and that should get you at least, you know, a starting point.
ADAM SHINE: Okay. Thanks for that, I appreciate it. Congratulations again.
MARK ANGELSON: Thank you, thank you very much. Operator next question please.
OPERATOR: Thank you. Our next questions comes from Joe Stauff from CRT Capital. Please go ahead with your question.
JOE STAUFF: Morning Joe.
JOE FRUMKIN: Hey good morning. How are you?
JOE STAUFF: Two questions. First, you know, in terms of the LTM and EBITDA that you disclose – I’ve seen the press release – 647 as of September 30th. Presynergies – right? You add two, two and quarter and that gets you to a range of 647 to 872. Just on an LTM basis, I guess, one, can you help us understand again sort of the pathway towards achieving those synergies and, you know, the larger buckets in terms of where the synergies would come from? As well as, you know, Worldcolor Press obviously had, you know, EBITDA projections while in bankruptcy, you know, of a pretty big ramp in 2010, roughly just under 30 percent.
And I was wondering if we should also think about, you know, again sort of that reconciliation of 647 plus 225? Should we also assume additional EBITDA upside, you know, as just a starting point in terms of projections?
MARK ANGELSON: Understood. Again, I would focus you on the synergies, I would focus you on my earlier statement that I believe and that I reported to our board, that I think that 225 number is a little conservative. But it is the number of the management team that will run the company. I think that they’re going to be very good at getting synergies. You know, the 647 number is in there on purpose. I mean it’s historical fact.

JOE STAUFF: Right.
MARK ANGELSON: And, you know, you’re asking me to speculate about what’s going on in the future and we’re just not ready to do that yet other than to say that we’re quite excited about it.
JOE STAUFF: Fair enough. Second question if I could. This is much more sort of the nuance in particular in terms of the warrants. You know, Bill maybe could help me as well. I mean right now, look it hasn’t traded that much but it’s trading in the US at 11.50. So assuming that, you know, again sort of the price Worldcolor Press at the time of close is 11.50, can you help us understand at least the implied value of the warrants? Right now you set aside 93 million. There’s about 21 million, you know, kind of warrants outstanding, which implies 435.
And, you know, obviously what I’m trying to do is assess just the sensitivity, given the warrant agreement, of what happens or what the value of the warrant would be today if it closed at 11.50?
MARK ANGELSON: Understood. Bill I’m going to ask you not to answer that question. Let me see if I can help with this a little bit.
JOE STAUFF: Please.
MARK ANGELSON: Not since Thomas Jefferson dined alone in the White House has there been so much talent in one room when our creditors put together the warrant agreements, the preferred share arrangements, the note holder arrangements, etc. I mean I’ve been looking at this things for months I think I understand it but I’m not 100 percent sure. I can tell you this. There is an important barrier at $13.00, a very important barrier at $13.00. There’s another important barrier at $16. 30.

Beyond that there are formulas that are set forth in public documents associated with Quebecor World as it was then called, Quebecor World’s emergence from bankruptcy. There’s hard work to do in understanding that but it’s all a matter of the public record. It’s all there. And I think that you’ll find that if you’re focused just on the common that you need to keep your eye on 13 bucks and on 16.30. If you’re focused on the broad range of equity and equity like securities, you’ll find that there’s great value in those warrants and great value in the preps, which as somebody said earlier, I expect will convert.
JOE STAUFF: Fair enough. Thanks again, good luck.
MARK ANGELSON: Thank you very much. Operator I think we’re done. Everybody in the investment community, analysts, thank you very much for giving us your time this morning. We’re delighted finally after such a long period of silence to be able to return to communicating openly and fully with our shareholders. We think we’ve got our arms around this thing. We will keep you posted as things go forward. We will report our year end numbers in due course and you’ll see what that portends for the future. And you will also obviously have the benefit of looking at the S-4 when it’s filed.
I wish you all well. We’ll see you soon. Thanks for participating. Joel, John, thank you very much for joining us as guests today. Bill thank you for your remarks and Joe thank you for keeping us out of trouble. Have a good day everybody. Bye-bye.
OPERATOR: This concludes this conference. You may now disconnect.
[END OF MEDIA]
Additional Information and Where to Find It
This filing relates to a proposed business combination transaction between Quad/Graphics, Inc. (“Quad/Graphics”) and World Color Press Inc. (“Worldcolor”) that will become the subject of a registration statement filed by Quad/Graphics with the Securities and Exchange Commission (the “SEC”). This [filing] is not a substitute for the prospectus that Quad/Graphics will file with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089- 2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.
Cautionary Note Regarding Forward-Looking Statements
To the extent any statements made in this filing contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. Worldcolor or Quad/Graphics has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the proposed transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the transaction will not be realized; and (8) other risks to consummation of the proposed transaction.
These and other risks, as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of Worldcolor or Quad/Graphics with the SEC, available at www.sec.gov. Worldcolor and Quad/Graphics do not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.